Board Approval of Management Agreement
Western Asset Municipal Partners Fund, Inc.
Background
       The Investment Company Act of 1940 (the 1940 Act) requires that the Board of Directors (the Board) of Western Asset Municipal
Partners Fund Inc. (the Fund), including a majority of its members that are not considered to be interested persons under the 1940 Act
(the Independent Directors) voting separately, approve the
continuation of the investment management contract (the Management Agreement) with the Funds manager, Legg Mason Partners Fund Advisor,
LLC (the Manager) and the sub-advisory agreement (the Sub-Advisory Agreement) with the Managers affiliate, Western Asset Management
Company (the Subadviser), on an annual basis. At a meeting (the Contract Renewal Meeting) held in-person on November 13 and 14,
2007, the Board, including the Independent Directors, considered and approved continuation of each of the Management and Sub-Advisory Agreements for an additional one-year term. To assist in its consideration of the renewals of the Management and Sub-Advisory Agreements, the Board received and considered a variety of information about the Manager and Subadviser, as well as the management and sub-advisory arrangements for the Fund and other funds overseen by the
Board (the Contract Renewal Information), certain portions of which are discussed below.  A presentation made by the Manager and
Subadviser to the Board at the Contract Renewal Meeting in connection with its evaluations of the Management and Sub-Advisory Agreements encompassed the Fund and all the funds for which the Board has responsibility. In addition to the Contract Renewal Information, including information presented by management at the Contract Renewal Meeting, the Board received performance and other information throughout the year related to the respective services rendered by the Manager and the Subadviser to the Fund. The Boards evaluation took into account the information received throughout the year and also reflected the knowledge and familiarity gained as Board members of the Fund and other funds in the same complex with respect to the services provided to the Fund by each of the Manager and Subadviser.
       The discussion below covers both advisory and administrative functions being rendered by the Manager, each such function being encompassed by the Management Agreement, and the investment advisory function being rendered by the Subadviser.
Board Approval of Management Agreement and Sub-Advisory Agreement
       In its deliberations regarding renewal of the Management Agreement and Sub-Advisory Agreement, the Funds Board, including the Independent Directors, considered the factors below.
Nature, Extent and Quality of the Services under the Management Agreement and Sub-Advisory Agreement
       The Board received and considered Contract Renewal Information regarding the nature, extent and quality of services provided to the Fund by the Manager and the Subadviser under the Management Agreement and the Sub-Advisory Agreement, respectively, during the past year.
The Board also reviewed Contract Renewal Information regarding the
Funds compliance policies and procedures established pursuant to Rule 38a-1 under the 1940 Act.
       The Board reviewed the qualifications, backgrounds and responsibilities of the Funds senior personnel and the portfolio management team primarily responsible for the day-to-day portfolio management of the Fund. The Board also considered, based on its knowledge of the Manager and its affiliates, the Contract Renewal Information and the Boards discussions with the Manager at the
Contract Renewal Meeting, the financial resources available to the parent organization of the Manager and Subadviser, Legg Mason, Inc. (Legg Mason).
       The Board considered the responsibilities of the Manager and the Subadviser under the Management Agreement and the Sub-Advisory Agreement, respectively, including the Managers coordination and oversight of services provided to the Fund by the Subadviser and others.  The Board also considered the brokerage policies and practices of the Manager and Subadviser, the standards applied in seeking best execution, the policies and practices of the Manager and Subadviser regarding soft dollars, the use of a broker affiliated with the Manager or the Subadviser, and the existence of quality controls applicable to brokerage allocation procedures. In addition, the
Manager also reported generally to the Board on, among other things, its business plans, recent organizational changes, including Legg
Masons plans to address the pending retirement of its Chief Executive Officer, and the compensation plan for the Funds portfolio managers.
       The Board concluded that, overall, the nature, extent and quality of services provided (and expected to be provided) to the Fund under the Management Agreement and the Sub-Advisory Agreement have been satisfactory under the circumstances.
Fund Performance
       The Board received and considered performance information and analyses (the Lipper Performance Information) for the Fund, as well as for a group of funds (the Performance Universe) selected by
Lipper, Inc. (Lipper), an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to determine the similarity of the Fund with the funds included in the Performance Universe. The Performance Universe consisted of the Fund and all closed-end leveraged general municipal debt funds, as classified by Lipper, regardless of asset size or primary distribution channel.  The Board noted that it had received and discussed with the Manager and Subadviser information throughout the year at periodic intervals comparing the Funds performance against its benchmark(s) and, at the Boards request, its peer funds as selected by Lipper.
       The Lipper Performance Information comparing the Funds performance to that of the Performance Universe showed, among other things, that the Funds performance for the 3-, 5- and 10-year periods ended June 30, 2007 in each case was ranked in the fifth quintile among the three funds in the Performance Universe but that its performance for the 1-year period ended June 30, 2007 was ranked in the fourth quintile among the funds.  The Board considered the
Managers explanation of the underperformance relative to the
Performance Universe.  Among other things, the Manager noted that almost all funds in the Funds category hold below investment grade securities but, prior to the first quarter of 2007, the Fund was prohibited from investing in below investment grade securities. According to the Manager, this prohibition impaired the Funds relative performance during the periods. The Manager further noted that, prior to a municipal debt spread rally which began in August
2003 and ended in July 2007, the Fund had been a top performer in its class. The Manager advised the Board that the Fund again was at the top of its Lipper category toward the end of the third quarter of
2007, although future performance cannot be guaranteed. The Board considered the Funds performance relative to its benchmark(s) and in absolute terms.
       Based on its review, which included consideration of all of the factors noted above, the Board concluded that, under the circumstances, the Funds performance, especially in light of its recent performance, was not such as to support a determination against continuation of the Management and Sub-advisory Agreements for an additional one-year period.
Management Fees and Expense Ratios
       The Board reviewed and considered the management fee (the Management Fee) payable by the Fund to the Manager in light of the nature, extent and quality of the management and sub-advisory services provided by the Manager and the Subadviser. The Board noted that the compensation paid to the Subadviser is paid by the Manager, not the Fund, and, accordingly, that the retention of the Subadviser does not increase the fees or expenses otherwise incurred by the Funds shareholders.
       Additionally, the Board received and considered information and analyses prepared by Lipper (the Lipper Expense Information)
comparing the Management Fee and the Funds overall expenses with those of funds in an expense group (the Expense Group) selected and provided by Lipper for the 1-year period ended June 30, 2007. The Expense Group consisted of the Fund and nine other closed-end preferred stock leveraged general municipal debt funds, as classified by Lipper, with assets ranging from the Funds $81.3 million to $197.0 million.
       The Lipper Expense Information comparing the Management Fee as well as the Funds actual total expenses to the Funds Expense Group showed that the Management Fee, whether on a contractual basis or an actual basis (i.e., giving effect to a voluntary fee waiver implemented by the Manager and on a common assets only basis), was lower than the Expense Group median. The Lipper Expense Information showed that the Funds actual total expenses on a common and leveraged assets basis ranked seventh and eighth, respectively, among the ten funds in the Expense Group. The Board considered that the Lipper Expense Information, as noted by Management and by Lipper in the
Lipper Expense Information, did not reflect the effect of a merger between the Fund and the Western Asset Municipal Partners Fund II,
Inc. in July 2007 but instead was based upon the operation of the Fund prior to the merger and the resulting addition of assets.
       The Board also reviewed Contract Renewal Information regarding fees charged by the Manager to other U.S. clients investing primarily in an asset class similar to that of the Fund, including, where applicable, separate accounts. The Board was advised that the fees paid by such other clients generally are lower, and may be
significantly lower, than the Management Fee. The Contract Renewal Information discussed the significant differences in scope of services provided to the Fund and to these other clients, noting that the Fund is provided with administrative services, office facilities, Fund officers (including the Funds chief executive, chief financial and chief compliance officers), and that the Manager coordinates and oversees the provision of services to the Fund by other fund service providers. The Board considered the fee comparisons in light of the differences required to manage these different types of accounts. The Contract Renewal Information included an analysis of complex-wide management fees provided by the Manager, which, among other things, set out a proposed framework of fees based on asset classes.
       Taking all of the above into consideration, the Board determined that the Management Fee and the sub-advisory fee were reasonable in light of the nature, extent and quality of the services provided to the Fund under the Management Agreement and the Sub-Advisory
Agreement.
Manager Profitability
       The Board, as part of the Contract Renewal Information, received an analysis of the profitability to the Manager and its affiliates in providing services to the Fund. The Board also received profitability information with respect to the Legg Mason fund complex as a whole.
In addition, the Board received Contract Renewal Information with respect to the Managers revenue and cost allocation methodologies used in preparing such profitability data, together with a report from an outside consultant that had reviewed the Managers methodologies.
The profitability to the Subadviser was not considered to be a material factor in the Boards considerations since the Subadvisers fee is paid by the Manager, not the Fund. The profitability analysis presented to the Board as part of the Contract Renewal Information indicated that profitability to the Manager in providing services to the Fund had decreased over the period covered by the analysis. The Board noted that the profitability to the Manager and its affiliates in providing services to the Western Asset Municipal Partners Fund II, Inc. prior to its July 2007 merger with the Fund was comparable to the Fund profitability level and also had decreased during the period covered by the analysis. Under the circumstances, the Managers profitability was considered not excessive by the Board in light of the nature, extent and quality of the services provided to the Fund. However, the Board noted that the Manager had implemented a new revenue and cost allocation methodology in 2007 which was used in preparing the profitability analysis presented at the Contract Renewal Meeting and that the methodology was subject to further review and refinement. The Board consequently concluded that it would be appropriate to continue to monitor profitability in light of the parties limited experience with the new allocation methodologies. Economies of Scale
       The Board received and discussed Contract Renewal Information concerning whether the Manager realizes economies of scale if the
Funds assets grow. The Board noted that because the Fund is a closed-end Fund with no current plans to seek additional assets beyond maintaining its dividend reinvestment plan, any significant growth in its assets generally will occur through appreciation in the value of the Funds investment portfolio, rather than sales of additional shares in the Fund. The Board noted that the Management Fee was below the median of management fees paid by the other funds in the Expense Group. The Board determined that the management fee structure was appropriate under present circumstances.
Other Benefits to the Manager and the Subadviser
       The Board considered other benefits received by the Manager, the Subadviser and its affiliates as a result of their relationship with the Fund, including the opportunity to obtain research services from brokers who effect Fund portfolio transactions.
* * * * * *
       In light of all of the foregoing, the Board determined that, under the circumstances, continuation of the Management and Sub-Advisory Agreements would be consistent with the interests of the Fund and its shareholders and unanimously voted to continue each Agreement for a period of one additional year.
       No single factor reviewed by the Board was identified by the Board as the principal factor in determining whether to approve continuation of the Management and Sub-Advisory Agreements, and each Board member attributed different weights to the various factors. The Independent Directors were advised by separate independent legal counsel throughout the process. Prior to the Contract Renewal
Meeting, the Board received a memorandum discussing its responsibilities in connection with the proposed continuation of the Management and Sub-Advisory Agreements from Fund counsel and the Independent Directors separately received a memorandum discussing such responsibilities from their independent counsel. Prior to voting, the Independent Directors also discussed the proposed continuation of the Management Agreement and the Sub-Advisory Agreement in private sessions with their independent legal counsel at which no representatives of the Manager were present.
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